Saipem

08001717

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

APR 09 2008

Rif./Prot. SEGR/ 146
San Donato M.se, April 1 , 2008

Washington, DC
102

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Third Quarter Report at September 30, 2007
- Saipem Press Release dated 14th February 2008
- Saipem Press Release dated 14th February 2008
- Saipem Press Release dated 7th March 2008
- Saipem Press Release dated 13th March 2008
- Saipem Press Release dated 28th March 2008

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

4/16

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2008, March 2008

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Eni Saipem

Third Quarter Report at September 30, 2007

Eni Saipem

Third Quarter Report at September 30, 2007

Contents

Approved by the Board of Directors
at their meeting of October 29, 2007

Saipem is a subsidiary of Eni SpA

Quarterly reports are not subject to audit.

ECONOMIC AND FINANCIAL DATA

Third quarter 2006 (*)	Second quarter 2007 (*)	Third quarter 2007	% Ch. III quarter 2007-2006	(million euro)	First nine months 2006 (*)	First nine months 2007	% Ch.
2,072	2,438	**2,440**	17.8	Revenues	5,167	**7,175**	38.9
156	222	**231**	48.1	Operating profit	400	**640**	60.0
98	145	**154**	57.1	Adjusted net profit	260	**422**	62.3
98	145	**438**	346.9	Net profit	260	**706**	171.5
180	264	**314**	74.4	Investments	411	**835**	103.2

(*) Figures have been restated to reflect the impact of the disposal of Camom and Haldor Topsoe.

(million euro)	Dec. 31, 2006	Sep. 30, 2007
Net debt:		
- medium/long-term	885	**534**
- short-term	1,906	**3,007**
- cash	(1,322)	**(2,059)**
- receivables and other financial assets	(52)	**(48)**
	1,417	**1,434**

REVENUES BY BUSINESS SECTOR

Third quarter			(million euro)	First nine months		
2006 (*)	**2007**	% Ch.		2006 (*)	**2007**	% Ch.
875	**908**	3.8	Offshore	2,313	**2,631**	13.7
1,037	**1,345**	29.7	Onshore	2,403	**4,009**	66.8
92	**104**	13.0	Offshore Drilling	265	**307**	15.8
68	**83**	22.1	Onshore Drilling	186	**228**	22.6
2,072	**2,440**		**Total**	**5,167**	**7,175**	

(*) Figures have been restated to reflect the impact of the disposal of Camom and Haldor Topsøe.

REVENUES BY GEOGRAPHICAL AREA

(million euro)	Third quarter		First nine months	
Geographical area (1)	2006	**2007**	2006	**2007**
Italy	177	**198**	456	**739**
Rest of Europe	360	**213**	827	**788**
Russia (2)	325	**179**	806	**338**
Saudi Arabia	587	**704**	1,207	**2,050**
Rest of Asia	67	**338**	274	**998**
North Africa	89	**203**	291	**466**
West Africa	424	**427**	1,071	**1,228**
Americas	134	**178**	326	**568**
Total	**2,163**	**2,440**	**5,258**	**7,175**

(1) Final destination of services.
(2) Russia includes Kazakhstan and Azerbaijan.

NEW CONTRACTS AWARDED TO THE SAIPEM GROUP

(million euro)	Third quarter		First nine months	
	2006	2007	2006	2007
Saipem SpA	1,216	699	2,287	1,507
Group companies	1,419	1,963	6,130	6,102
Total	**2,635**	**2,662**	**8,417**	**7,609**
Offshore	1,046	872	2,860	2,753
Onshore	1,023	1,369	3,992	4,142
Offshore Drilling	341	250	1,264	394
Onshore Drilling	225	171	301	320
Total	**2,635**	**2,662**	**8,417**	**7,609**

New contracts


9,000
million euro
7,500
6,000
4,500
3,000
1,500
8,417
301
1,264
3,992
2,860
7,609
320
394
4,142
2,753
September 30, 2006
September 30, 2007
Offshore
Onshore
Offshore Drilling
Onshore Drilling

BACKLOG

(million euro)	Dec. 31, 2006	Sep. 30, 2007
Offshore	4,182	**4,304**
Onshore	6,285	**6,237**
Offshore Drilling	2,247	**2,334**
Onshore Drilling	376	**468**
Total	**13,090**	**13,343**

BACKLOG BY GEOGRAPHICAL AREA

(million euro)	Dec. 31, 2006	Sep. 30, 2007
Geographical area		
Italy	1,280	**948**
Rest of Europe	1,681	**1,896**
Russia	528	**572**
Saudi Arabia	2,373	**2,848**
Rest of Asia	2,114	**1,567**
North Africa	819	**1,848**
West Africa	3,161	**2,688**
Americas	1,134	**976**
Total	**13,090**	**13,343**

Backlog by geographical area at September 30, 2007
(million euro)


948 Italy
1,896 Rest of Europe
572 Russia
2,848 Saudi Arabia
1,567 Rest of Asia
1,848 North Africa
2,688 West Africa
976 Americas

BASIS OF PRESENTATION

The third quarter report at September 30, 2007, unaudited, has been prepared in accordance with the criteria defined by the 'Commissione Nazionale per le Società e la Borsa' (Consob) in its regulation for companies listed on the Italian Stock Exchange. Financial information relating to the profit and loss account are presented for the third quarter 2007 and 2006. Financial information relating to balance sheet data are presented at September 30, 2007 and December 31, 2006. Tables are comparable with those of the annual financial statements and first half report. The third quarter report at September 30, 2007 has been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. With reference to Consob Resolution No. 14990, dated April 14, 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies Regulations (Consob Regulation No. 11971 dated May 14, 1999 and subsequent amendments); for this reason, the provisions of IAS 34 'Interim Financial Statements' have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in millions of euros.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the consolidated and statutory financial statements at December 31, 2006.

ECONOMIC RESULTS

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Consolidated income statement

Third quarter 2006	Second quarter 2007	Third quarter 2007	(million euro)	First nine months 2006	First nine months 2007
2,163	2,545	**2,440**	Operating revenues	5,258	**7,175**
3	3	**3**	Other revenues and income	7	**8**
(1,592)	(1,904)	**(1,842)**	Purchases, services and other costs	(3,821)	**(5,362)**
(351)	(345)	**(304)**	Payroll and related costs	(874)	**(976)**
223	**299**	**297**	**Gross operating profit**	**570**	**845**
(61)	(69)	**(66)**	Amortisation, depreciation and write-downs	(164)	**(205)**
162	**230**	**231**	**Operating profit**	**406**	**640**
(25)	(27)	**(25)**	Financial expenses	(65)	**(82)**
10	15	**301**	Income from investments	34	**329**
147	**218**	**507**	**Income before income taxes**	**375**	**887**
(43)	(64)	**(69)**	Income taxes	(107)	**(180)**
104	**154**	**438**	**Income before minority interest**	**268**	**707**
-	(1)	**-**	Minority interest	(2)	**(1)**
104	**153**	**438**	**Net profit**	**266**	**706**
165	**222**	**504**	**Cash flow (net profit + depreciation and amortisation)**	**430**	**911**

In line with the annual financial statements and the first half report, this quarterly report includes the reclassified consolidated income statement by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating profit before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating profit and costs by destination

Third quarter 2006	Second quarter 2007	Third quarter 2007	(million euro)	First nine months 2006	First nine months 2007
2,163	**2,545**	**2,440**	**Operating revenues**	**5,258**	**7,175**
(1,900)	(2,216)	(2,126)	Production costs	(4,585)	(6,261)
(14)	(8)	(11)	Idle costs	(45)	(33)
(32)	(33)	(21)	Selling expenses	(79)	(80)
(6)	(8)	(4)	Research and development costs	(14)	(17)
(1)	(2)	(3)	Other operating income (expenses), net	(1)	(5)
210	**278**	**275**	**Contribution from operations**	**534**	**779**
(48)	(48)	(44)	General and administrative expenses	(128)	(139)
162	**230**	**231**	**Operating profit**	**406**	**640**

Third quarter

Revenues for the third quarter of 2007 amounted to €2,440 million, an increase of €277 million versus those of the third quarter 2006, mainly due to higher levels of activity in the Onshore sector.

Operating costs amounted to €2,126 million, an increase of approximately 11.9% versus those for the same period 2006. This increase in operating costs is due to the higher levels of activity generated during the quarter.

Labour costs amounted to €304 million, a decrease of approximately 13.4% versus the third quarter of 2006.

General and administrative expenses in the third quarter of 2007 amounted to €44 million, an 8.3% decrease versus the same quarter the previous year, mainly due to the impact of the disposals of Haldor Topsøe and Camom.

Operating profit for the third quarter of 2007 stood at €231 million, an increase of €69 million versus the third quarter of 2006. This increase is analysed in detail hereafter under the various business units.

First nine months

Revenues for the first nine months of 2007 amounted to €7,175 million, an increase of €1,917 million versus those of the first nine months of 2006, mainly due to higher levels of activity in the Onshore and Offshore sectors.

Operating costs amounted to €6,261 million, an increase of approximately 36.5% versus those for the same period 2006. This increase in operating costs is due to the higher levels of activity generated during the period.

Labour costs amounted to €976 million, an 11.7% increase versus the first nine months of 2006.

General and administrative expenses in the first nine months of 2007 amounted to €139 million, an 8.6% increase versus the first nine months the previous year.

Operating profit for the first nine months of 2007 stood at €640 million, an increase of €234 million versus the same period 2006. This increase is analysed in detail hereafter under the various business units.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2006 and the first nine months of 2007.

Average workforce

(units)	Dec. 31, 2006	Sep. 30, 2007
Italian personnel	5,397	**6,480**
French personnel	3,742	**3,850**
Other nationalities	20,024	**23,017**
Total	**29,163**	**33,347**
Offshore	9,410	**9,214**
Onshore	13,399	**16,613**
Offshore Drilling	1,166	**1,298**
Onshore Drilling	2,755	**3,221**
Staff positions	2,433	**3,001**
Total	**29,163**	**33,347**
Number of engineers at end of period	**6,868**	**7,201**


Average workforce
25,000 units
20,000
15,000
10,000
5,000
Italian personnel
French personnel
Other nationalities
December 31, 2006
September 30, 2007

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

The reclassified consolidated balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.

Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess the capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

(million euro)		Dec. 31, 2006		Sep. 30, 2007
Net tangible fixed assets		2,345		**2,883**
Net intangible fixed assets		849		**744**
		3,194		**3,627**
Offshore	1,720		**1,984**	
Onshore	603		**469**	
Offshore Drilling	776		**975**	
Onshore Drilling	95		**199**	
Financial investments		153		**120**
Non-current assets		3,347		**3,747**
Inventories		1,053		**1,212**
Trade and other receivables		3,261		**3,760**
Trade and other payables		(4,434)		**(4,900)**
Provisions for contingencies		(176)		**(180)**
Other income (expenses)		120		**26**
Net current assets		(176)		**(82)**
Net assets available for disposal and associated net financial debt		-		**114**
Employee termination indemnities		(169)		**(156)**
CAPITAL EMPLOYED		3,002		**3,623**
Net equity		1,581		**2,184**
Minority interest in net equity		4		**5**
Net debt		1,417		**1,434**
COVER		3,002		**3,623**
Leverage (net debt/shareholders' equity)		0.90		**0.66**
Shares issued and outstanding		441,410,900		**441,410,900**

Investments

(million euro)	Third quarter		First nine months	
	2006 (*)	2007	2006	2007
Offshore	130	**156**	316	**385**
Onshore	21	**79**	38	**79**
Offshore Drilling	23	**55**	43	**244**
Onshore Drilling	6	**24**	14	**127**
Total	180	**314**	411	**835**

(*) Figures have been restated to reflect the impact of the disposal of Camom and Haldor Topsøe.

Investments in the third quarter of 2007 amounted to €314 million (€180 million in the third quarter of 2006) and consisted of: maintenance, upgrading and expansion of the existing asset base, including works on the construction of the new semi-submersible platform Scarabeo 8, the new pipe lay vessel and the new ultra-deep water drillship Saipem 12000 (€201 million); investments in vessels and equipment for specific projects, mainly in Saudi Arabia and preparatory works on Scarabeo 6 for operations in Egypt (€19 million);

capex to strengthen the operating bases/yards in Kazakhstan and West Africa (€29 million); conversion of two tankers into FPSO units, due to operate on Petrobras' Golfinho 2 field in Brazil and for Sonangol P&P in Angola respectively (€65 million).
Investments in the first nine months of 2007 amounted to €835 million, versus €411 million in the first nine months of 2006 and consisted of: maintenance, upgrading and expansion of the existing asset base (€535 million); investments in vessels and equipment for specific projects, mainly Kashagan (€64 million); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (€54 million); conversion of two tankers into FPSO units, due to operate in Brazil and Angola (€182 million).

Recently, Saipem has also acquired almost the entire holding in Frigstad Discoverer Invest Ltd (96% as of today), a company listed on the Oslo Stock Exchange, whose sole activity is the development of an ultra-deepwater 6th generation semi-submersible rig, currently being constructed at the Chinese Shipyard Yantai Raffles, to be delivered in the fourth quarter of 2009. The overall investment for the acquisition of Frigstad and the capex required to complete the drilling rig, is estimated at approximately €520 million. A contract for the long-term lease of this rig is expected to be awarded soon.

Variation in net equity

(million euro)	First nine months	
	2006	2007
Initial Group net equity	**1,630**	**1,581**
Group net profit	266	706
IAS 32 and 39 - treasury shares	(36)	(5)
IAS 32 and 39 - fair value hedging operations	64	50
Distribution of dividends	(82)	(126)
IFRS 3 - surplus price for Snamprogetti's acquisition	(440)	-
Other variations in Snamprogetti's net equity	14	-
Translation differences in foreign exchange	(21)	(22)
Total variation	**(235)**	**603**
Resulting Group net equity	**1,395**	**2,184**

The net equity during the first nine months of 2007 increased by €603 million due to the net income for the period (€706 million) and the fair value of hedging operations (€50 million), which were compensated for by negative variations relating to the distribution of dividends (-€126 million), the purchase of treasury shares bought back to service incentive schemes (-€5 million), and translation differences in foreign exchange and other variations (-€22million).

Reclassified statement of cash flow and variation in net debt

Third quarter 2006	Second quarter 2007	Third quarter 2007	(million euro)	First nine months 2006	First nine months 2007
104	153	438	Group net income	266	706
-	1	-	Third party income	2	1
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
61	29	(190)	Depreciation, amortisation and other non monetary items	164	(85)
31	83	49	Dividends, interests and income taxes	102	180
196	**266**	**297**	**Cash generated from operating income before variation in working capital**	**534**	**802**
(129)	114	(347) (1)	Variation in working capital relating to operations	(335)	(232) (1)
(6)	(132)	129	Dividends, interests and income taxes received (paid)	(20)	(8)
61	**248**	**79**	**Net cash flow from operations**	**179**	**562**
(185)	(269)	(314)	Investments in tangible and intangible fixed assets	(416)	(835)
-	-	-	Investments in acquisitions of consolidated companies	-	-
-	3	389 (2)	Disposals	7	393 (2)
(124)	**(18)**	**154**	**Free cash flow**	**(230)**	**120**
211	58	387	Variation in financial debt	1,116	774
-	(6)	(16)	Buy-back of treasury shares	(36)	(22)
-	(126)	-	Cash flow from share capital and reserves	(82)	(126)
(9)	1	(6)	Variations in scope of consolidation and exchange rate differentials on cash and equivalents	(206)	(9)
78	**(91)**	**519**	**Net cash flow**	**562**	**737**
(124)	**(18)**	**154**	**Free cash flow**	**(230)**	**120**
-	(6)	(16)	Buy-back of treasury shares	(36)	(22)
-	(126)	-	Cash flow from share capital and reserves	(82)	(126)
19	3	12	Exchange rate differentials and other variation concerning net financial debt	(277) (3)	11
(105)	**(147)**	**150**	**Variation in net debt**	**(625)**	**(17)**
1,532	**1,437**	**1,584**	**Net debt at beginning of period**	**1,012**	**1,417**
1,637	**1,584**	**1,434**	**Net debt at end of period**	**1,637**	**1,434**

(1) Includes the effects of the disposal of Camom (€49 million).
(2) Includes the effects of the disposal of Haldor Topsoe and Camom (€389 million).
(3) Includes the effects of the acquisition of Snamprogetti (€298 million).

Net financial debt

Net financial debt at September 30, 2007 amounted to €1,434 million, representing an increase of only €17 million from December 31, 2006, following the current programme of disposals of non-core assets, which has mitigated the impact of the high levels of investment planned for 2007. Net financial debt decreased by €150 million from June 30, 2007, resulting from amounts received from disposals only partially offset by investments made during the period.

NEW CONTRACTS

During the third quarter of 2007, Saipem was awarded contracts amounting to €2,662 million (compared to €2,635 million in the third quarter of 2006).
The most significant contracts awarded in the third quarter are:
Offshore:
- on behalf of Saudi Aramco, a long-term agreement for the engineering, procurement, construction, transport and installation of structures, platforms and pipelines offshore Saudi Arabia. This agreement has a binding duration of seven years and two options to extend it for a further three years each;
- on behalf of Enagas SA, the Balearic project in Spain, comprising project management, engineering, transport and installation of two gas pipelines, the first at water depths of up to 1,000 metres, connecting mainland Spain to Ibiza and the second pipeline, at water depths of up to 800 metres, connecting Ibiza to Mallorca; the contract was awarded in partnership with Fomento de Construcciones y Contratas SA (FCC);
- on behalf of Eni Tunisia BV, the EPIC-type Maamoura project in Tunisia, comprising project management, engineering, procurement, construction and installation of a platform and the laying of two pipelines;
- on behalf of Statoil, the Gjoa project in Norway, comprising installation of two export pipelines;

Onshore:
- on behalf of Saudi Aramco, additional works for the Khurais Utilities & WIPS (KUC) project, comprising engineering, procurement, construction, pre-commissioning and commissioning of various utilities and water injection pumps;
- on behalf of Shell Petroleum Development Co, the EPC-type Nembe Creek-Cawthorne Channel project in Nigeria, comprising the construction, installation and commissioning of a pipeline connecting San Bartholomew to Cawthorne Channel, in addition to the decommissioning of the existing pipeline and ancillary facilities;
- on behalf of Canaport Lng, the EPC-type Canaport Tank 3 project in Canada, comprising design, engineering, construction and commissioning of a storage tank and interconnecting structures to existing facilities installed as part of an earlier contract currently in progress. The project was awarded in partnership with the Canadian company SNC-Lavalin;

Offshore Drilling:
- on behalf of IEOC (International Egyptian Oil Co), the twenty eight-month charter of the semi-submersible platform Scarabeo 4 in Egypt;
- on behalf of Addax Petroleum, the one-year extension of the charter for the semi-submersible platform Scarabeo 3 in Nigeria;

Onshore Drilling:
- on behalf of Saudi Aramco, the three-year lease of five rigs in Saudi Arabia;
- on behalf of Eni Exploration & Production, the two-year lease of a new installation in Italy;
- on behalf of Enirepsa, the one-year lease of a new installation in Saudi Arabia.

New contracts awarded to the Saipem Group during the first nine months of 2007 amounted to €7,609 million (€8,417 million in the same period of 2006). The disposal of Haldor Topsøe and Camom has brought about a reduction in the backlog of €181 million.

The backlog of the Saipem Group at September 30, 2007 stands at a record level of €13,343 million.

DISPOSAL OF NON-CORE ASSETS

The programme for the disposal of non-core assets continued in the third quarter of 2007 with the sale of Camom to Forclum, a French company owned by Eiffage Group, for €47 million. This amount, received in October, will be added to a share of the 2007 results, capped at €2 million. The Company also sold its 50% holding in Haldor Topsøe AS to the other shareholder, Mr. Haldor Topsøe, for €340 million, received in September, as well as the transfer of financial debt amounting to €12 million. These two transactions have yielded an after-tax capital gain of €284 million. In addition, Saipem has today agreed to sell its 15% stake in Tecnomare (Italian engineering company in which Eni holds a controlling interest) to Eni, for a consideration of €12 million. Negotiations in relation to the disposal of the company's holding in GTT (30%) are also ongoing. The above mentioned disposals are intended to contribute to the Company's development plan and, as previously stated, management does not foresee any changes to the dividend policy.

MANAGEMENT OUTLOOK FOR 2007

The devaluation of the US dollar – the currency in which approximately 70% of revenues are denominated – has negatively impacted the 2007 operating income by approximately €30 million (pre-tax) as compared with 2006.

However, the positive performance of projects under execution and the strong overall market performance are expected to offset the negative impact of the US dollar devaluation and underpin management's expectations of a further improvement on estimates for 2007, which, despite the impact of non-core asset disposals, are still forecast at:

- revenues in excess of €9 billion;
- increase in net profit, not inclusive of capital gains from disposals, of more than 30% compared with 2006.

Total capex for 2007, inclusive of outlays during the year for the acquisition of Frigstad, is forecast at approximately €1.5 billion.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

OFFSHORE

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. III quarter 2007-2006	(million euro)		First nine months 2006	First nine months 2007	% Ch.
875	880	908	3.8	Revenues		2,313	2,631	13.7
(760)	(731)	(754)	(0.8)	Expenses		(2,025)	(2,207)	9.0
(31)	(36)	(36)	16.1	Depreciation and amortisation		(74)	(109)	47.3
84	113	118	40.5	Operating profit		214	315	47.2
13.1	16.9	17.0		EBITDA	(%)	12.5	16.1	
9.6	12.8	13.0		EBIT	(%)	9.3	12.0	
1,046	816	872		New orders awarded		2,860	2,753	

The backlog as at September 30, 2007 amounted to €4,304 million, of which €674 million will be realised in the fourth quarter of 2007.

Revenues for the first nine months of 2007 amounted to €2,631 million, representing a 13.7% increase compared to the same period 2006. This is mainly due to increased activity in the Far East and the North Sea.

Operating profit for the first nine months of 2007 amounted to €315 million, or 12% of revenues, versus operating profit of €214 million for the first nine months of 2006, or 9.3% of revenues. The margin increase is attributable to improved contract conditions and strong operational performance.

ONSHORE

Third quarter 2006(*)	Second quarter 2007(*)	Third quarter 2007	% Ch. III quarter 2007-2006	(million euro)		First nine months 2006(*)	2007	% Ch.
1,037	1,379	**1,345**	29.7	Revenues		2,403	**4,009**	66.8
(992)	(1,307)	**(1,273)**	28.3	Expenses		(2,276)	**(3,788)**	66.4
(10)	(9)	**(9)**	(10.0)	Depreciation and amortisation		(35)	**(33)**	(5.7)
35	63	**63**	80.0	Operating profit		92	**188**	104.3
4.3	5.2	**5.4**		EBITDA	(%)	5.3	**5.5**	
3.4	4.6	**4.7**		EBIT	(%)	3.8	**4.7**	
920	1,510	**1,369**		New orders awarded		3,889	**4,142**	

(*) Figures have been restated to reflect the impact of the disposal of Camom and Haldor Topsoe.

The backlog at September 30, 2007 amounted to €6,237 million, of which €1,249 million will be realised in the fourth quarter of 2007.

Revenues for the first nine months of 2007 amounted to €4,009 million, representing a 66.8% increase versus the same period of 2006. This increase is due to operations in Saudi Arabia and the consolidation of Snamprogetti in the second quarter of 2006.

Operating profit for the first nine months of 2007 amounted to €188 million, equal to 4.7% of revenues, versus €92 million, equal to 3.8% of revenues in the first nine months of 2006. This margin increase is attributable to high operational efficiency and improved contractual rates.

OFFSHORE DRILLING

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. III quarter 2007-2006	(million euro)		First nine months 2006	2007	% Ch.
92	105	**104**	13.0	Revenues		265	**307**	15.8
(51)	(56)	**(55)**	7.8	Expenses		(154)	**(163)**	5.8
(13)	(15)	**(14)**	7.7	Depreciation and amortisation		(39)	**(44)**	12.8
28	34	**35**	25.0	Operating profit		72	**100**	38.8
44.6	46.7	**47.1**		EBITDA	(%)	41.9	**46.9**	
30.4	32.4	**33.7**		EBIT	(%)	27.2	**32.6**	
341	72	**250**		New orders awarded		1,264	**394**	

The backlog at September 30, 2007 amounted to €2,334 million, of which €95 million will be realised in the fourth quarter of 2007.

Revenues for the first nine months of 2007 amounted to €307 million, representing a 15.8% increase on the same period in 2006. This was attributable mainly to increased activity by the jack-up Perro Negro 4 and the semi-submersible platform Scarabeo 5, as well as to higher contractual rates.

Operating profit for the first nine months of 2007 amounted to €100 million, versus €72 million in the first nine months of 2006, with margins increasing from 27.2% to 32.6%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

Vessel utilisation in the first nine months of 2007 was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	228 [(a)]
Semi-submersible platform Scarabeo 4	260 [(a)]
Semi-submersible platform Scarabeo 5	273
Semi-submersible platform Scarabeo 6	253 [(b)]
Semi-submersible platform Scarabeo 7	273
Drillship Saipem 10000	273
Jack-up Perro Negro 2	210 [(a)]
Jack-up Perro Negro 3	273
Jack-up Perro Negro 4	273
Jack-up Perro Negro 5	273

(a) For the remaining days (to 273), the vessel underwent class reinstatement works.
(b) For the remaining days (to 273), the vessel underwent upgrading works for a new contract.

ONSHORE DRILLING

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. III quarter 2007-2006	(million euro)		First nine months 2006	First nine months 2007	% Ch.
68	74	**83**	22.1	Revenues		186	**228**	22.6
(54)	(56)	**(61)**	13.0	Expenses		(150)	**(172)**	14.7
(5)	(6)	**(7)**	40.0	Depreciation and amortisation		(14)	**(19)**	35.7
9	12	**15**	66.6	Operating profit		22	**37**	68.2
20.6	24.3	**26.5**		EBITDA	(%)	19.4	**24.6**	
13.2	16.2	**18.1**		EBIT	(%)	11.8	**16.2**	
225	95	**171**		New orders awarded		301	**320**	

Revenues for the first nine months of 2007 amounted to €468 million, of which €65 million will be realised in the fourth quarter of 2007.

Revenues for the first nine months of 2007 amounted to €228 million, representing a 22.6% increase compared to the same period of 2006, attributable mainly to increased activity in North Africa and South America.

Operating profit for the first nine months of 2007 amounted to €37 million, versus €22 million for the first nine months of 2006, with the margin increasing from 11.8% to 16.2%. This growth, both in absolute and profitability terms, is due to higher margins on rates and increased utilisation of rigs.

Average utilisation of rigs in the first nine months of 2007 stood at 97% (93% in the same period of 2006). Rigs were located as follows: 13 in Peru, 10 in Venezuela, 9 in Saudi Arabia, 6 in Algeria, 3 in Kazakhstan, 2 in Italy, 1 in Egypt and 1 in Ecuador.
In addition 5 third-party rigs were deployed in Peru, 3 rigs by the joint venture company SaiPar and 2 third-party rigs in Kazakhstan.

DECLARATION BY THE MANAGER IN CHARGE OF PREPARING THE COMPANY'S FINANCIAL REPORTS, PURSUANT TO ARTICLE 154-*BIS*, COMMA 2, OF LAW DECREE 58/1998

I, Alessandro Bernini, Chief Financial Officer of Saipem SpA, in my capacity as manager in charge of preparing the company's financial reports, declare that the consolidated third quarter report of Saipem SpA at September 30, 2007 fully matches the accounting records, books and entries.

The third quarter report at September 30, 2007, unaudited, has been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (Consob) in its regulation for companies listed on the Italian Stock Exchange and in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

October 29, 2007

/Signature/Alessandro Bernini
Alessandro Bernini
Chief Financial Officer

Società per Azioni
Headquarters: San Donato Milanese (Milan), Italy
Via Martiri di Cefalonia, 67
Capital stock: €441,410,900 fully paid
Tax identification number and Milan Companies' Register
No. 00825790157
Branches:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy

Relation with institutional investors and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Financial Report at December 31 (in English)
Bilancio al 31 dicembre (in Italian)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Six-monthly report at June 30 (in Italian and English)

Sustainability Report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

Saipem

Società per Azioni
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it

Saipem

Eni

Saipem sells non core interest in GTT

for 310 million euro

San Donato Milanese (Milan), 14 February 2008 – Saipem, as part of its announced plan to dispose of non core assets, reached an agreement with Hellman & Friedman to sell its 30% interest in the company Gaztransport & Technigaz S.A. ("GTT"), for a total value of 310 million euro.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: Board approves preliminary consolidated results 2007
RECORD REVENUES, PROFIT AND BACKLOG
Proposed dividend: + 51.7%

- **Overall net profit for 2007: €875 million.**
- **Adjusted net profit for 2007 amounts to €580 million, a 57.2% increase compared to 2006, allowing the distribution of a dividend of €0.44 per ordinary share (€0.29 distributed in 2007) and €0.47 per savings share (€0.32 distributed in 2007).**
- **Adjusted net profit for the fourth quarter of 2007: €158 million, a 45% increase compared to the fourth quarter of 2006.**
- **New contracts won in 2007: €12,011 million and the backlog at 31st December 2007 stood at €15,390 million, a 19.6% increase compared to 31st December 2006.**
- **Investments in 2007: €1,644 million, versus €593 million in 2006.**

San Donato Milanese, 14th February 2008. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group preliminary consolidated results at 31st December 2007 (not yet submitted to the Company Statutory Auditors and Independent Auditors), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS).

The Board of Directors will propose to the Annual Shareholders' Meeting, set to convene on 21st and 28th April, first and second summons respectively, the distribution of a dividend of €0.44 per ordinary share(*) (€0.29 distributed in 2007) and €0.47 per savings share (*) (€0.32 distributed in 2007). Dividends will be paid from 22nd May 2008 (ex-dividend date: 19th May 2008).
The payout, in line with that of previous years, represents approximately one third of consolidated adjusted net profit.

(*) *Following the fiscal reform effective from 1st January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income.*

(million €)

Q4 2006 (1)	Q3 2007	Q4 2007	Q4 2007 vs Q4 2006			2006	2007	2007 vs 2006
2,158	2,440	2,355	9.1	Revenues	(3)	7,325	9,530	30.1
186	231	227	22.0	Operating profit	(3)	586	867	48.0
109	(2) 146	158	45.0	Adjusted net profit	(4)	369	580	57.2
109	(2) 430	169	55.0	Net profit	(4)	369	875	137.1
171	(2) 212	234	36.8	Adjusted cash flow	(4)	593	861	45.2
182	314	809	344.5	Investments	(3)	593	1,644	177.2
2,394	2,662	4,402		New contracts	(3)	10,708	12,011	

(1) figures have been restated to reflect the effects of disposals of Camom and Haldor Topsøe, and GTT's reclassification to "Net assets available for disposal".
(2) figures restated net of proceeds from the disposal of the holding in GTT;
(3) figures restated to include Camom and Haldor Topsøe only for the first six months;
(4) figures restated to include Camom and Haldor Topsøe only for the first six months and GTT for the first nine months.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the fourth quarter of 2007 amounted to €809 million (€182 million in the fourth quarter of 2006), broken down as follows:
- €190 million in the Offshore sector, relating to preparatory works for the new pipe lay vessel, the conversion of a tanker into an FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P, the construction of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, in addition to maintenance and upgrading of the existing asset base;
- €448 million in the Offshore Drilling sector, relating to works on the construction of two new semi-submersible drilling platforms and a new ultra-deep water drillship, the purchase of a jack-up, currently under construction at the Labroy Offshore Shipyard in Batam (Indonesia) to be delivered in the second quarter of 2009 (€51 million expended in the fourth quarter – overall investment €161 million), in addition to maintenance and upgrading of existing assets;
- €140 million in the Onshore Drilling sector relating to the purchase of 10 rigs due to operate in South America and the construction of a further 10 rigs (one to be completed in the quarter), for which long-term lease contracts have already been secured;
- €31 million in the Onshore sector relating to the maintenance and upgrading of the existing asset base

Overall investments made in 2007 totalled €1,644 million (€593 million in 2006).
Recently, Saipem finalised with PetroJack the timecharter, with an option to purchase after 12 months for the price of approximately €135 million, of a jack-up that is currently being built at the Jurong Shipyard in Singapore, whose delivery is expected in the second quarter of this year. The jack-up will operate in Saudi Arabia on behalf of Saudi Aramco under a three-year contract, with the option of an additional year.

Net financial debt at 31st December 2007 amounted to €1,694 million, representing a relatively modest increase of €277 million from 31st December 2006, despite the high levels of investment (€1,644 million). Financial requirements were almost entirely offset by the cash flow from operations, an increase in current assets and proceeds from the disposal of non-core assets.

New contracts and backlog

During the fourth quarter of 2007, Saipem was awarded contracts amounting to €4,402 million (compared to €2,394 million in the fourth quarter of 2006).

New contracts awarded to the Saipem Group in 2007 amounted to €12,011 million.

The backlog of the Saipem Group at 31st December 2007 stands at a record level of €15,390 million.

Disposal of non-core assets

The programme for the disposal of non-core assets in 2007 saw the sale of Camom, of the 50% holding in Haldor Topsøe S/A, and the 15% holding in Tecnomare, generating proceeds totalling €413 million and a pre-tax capital gain of €302 million. These proceeds are intended to contribute to the Company's development plan and management does not foresee any changes to the dividend policy.

Today, agreements were finalised for the sale of the 30% holding in Gaztransport & Technigaz ("GTT") to Hellman & Friedman for the price of €310 million, generating a pre-tax capital gain of €186 million. This operation is expected to close in approximately two weeks.

Management outlook for 2008

Global spending by the oil industry is forecast to increase further in 2008, creating particularly favourable market conditions both in the Drilling and Construction sectors.

The challenge facing global contractors like Saipem is combining fast growth, aimed at improving their competitive positioning, with financial results comparable to those achieved by their peers.

The level of capital expenditure envisaged for 2008 is around €1,600 million, broken down as follows:

- approximately €700 million in the Offshore sector to be expended on completing the conversion of the FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P; the construction of the new pipe lay vessel (to be delivered in the second quarter of 2010); a new field development vessel (to be delivered in the second quarter of 2011); a new diving support vessel (to be delivered in the third quarter of 2010); the development of a new fabrication yard for large offshore facilities (expected completion at the end of 2010), in addition to the maintenance and upgrading of the existing asset base. These initiatives essentially complete the programme which is designed to strengthen our position in the Offshore sector; other future investments, besides routine maintenance works, may originate from the award of contracts in the leased FPSO segment or possible requirements for assets on projects to consolidate local content;
- approximately €700 million in the Offshore Drilling sector (inclusive of commitments from financial leasing contracts). The principal initiatives include: two 6th generation semi-submersible rigs to be delivered in the third and fourth quarters of 2009 respectively, plus one ultra-deepwater drillship to be delivered in the first quarter of 2010; 5-year lease contracts have already been secured for all three vessels. Two jack-ups; the first to be delivered in the second quarter of 2008 and already under a 3-year lease contract; and the second for which a contract is expected to be signed well in advance its delivery in the second quarter of 2009;
- approximately €150 million in the Onshore Drilling sector, to be expended on upgrading existing assets and the construction of nine rigs, for which long-term contracts have already been secured.

Initiatives for further expansion in the drilling sectors will be reviewed selectively, in light of the strong demand in skilled resources required to manage and supervise the current construction programme.

– €50 million in the Onshore sector, for the maintenance of the existing asset base.

In 2009, these investment initiatives will require a level of capital expenditure close to that of 2008; thereafter, capex is expected to fall significantly.

These efforts will be accompanied by a further growth in human resources expertise; the target for 2008 is an increase of approximately 1000 personnel, in line with that of 2007; growth will occur mainly in India, where Saipem's local office will change from being a provider of engineering services into a hub capable of managing entire projects.

The above investment programme and the increase in engineering and project management expertise are aimed at improving Saipem's competitive positioning across the three business units.

With regard to financial performance:

The devaluation of the US dollar - the currency in which approximately 70% of revenues are denominated - has a negative impact on results due to the translation into euros of revenues and profits denominated in US dollars. Considering contracts in the backlog, which have already been hedged, and those to be awarded, the average euro/US dollar exchange rate for 2008 is forecast at 1.41, compared with 1.34 in 2007. This will negatively impact 2008 revenues by approximately €400 million and operating profit by approximately €40 million.

Depreciation and amortisation for 2008 are expected to increase by approximately €100 million, due mainly to investments made in recent years, amortised over the life of projects.

The effect on 2007 results of assets that had been disposed of in 2007 and those classified, at the end of 2007, as assets available for disposal and therefore not having any effect on the 2008 adjusted income statement, was as follows: operating profit €15 million; income from investments €46 million; net profit €45 million. Thus, to correctly compare 2007 results with those of 2008, 2007 results have to be restated to make them consistent with the 2008 perimeter of consolidation.

Conversely, the strong overall market performance, the high level of backlog and the positive performance of projects under execution underpin management's expectations of attaining, in 2008, revenues in excess of €10 billion and adjusted operating and net profits to increase by at least 20% compared to those for 2007 (restated).

In 2008, Saipem is also planning to complete the programme for the disposal of non-core assets, with the sale of the 30% holding in GTT (already finalized), the 20% holding in Fertinitro and other minor assets. Proceeds are expected to total approximately €400 million, with a pre-tax capital gain of around €200 million.

Saipem's Chief Financial Officer, Mr Alessandro Bernini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to art. 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million €)

Q4 2006	Q3 2007	Q4 2007	Q4 2007 vs Q4 2006		2006	2007	2007 vs 2006
879	908	832	-5.3	Revenues	3,192	3,463	8.5
(759)	(754)	(684)	-9.9	Expenses	(2,784)	(2,891)	3.8
(34)	(36)	(40)	17.6	Depreciation and amortisation	(108)	(149)	38.0
86	118	108	25.6	Operating profit	300	423	41.0
13.7	17.0	17.8		EBITDA %	12.8	16.5	
9.8	13.0	13.0		EBIT %	9.4	12.2	
793	872	743		New orders awarded	3,653	3,496	

The backlog at 31st December 2007 amounted to €4,215 million, of which €2,237 million are to be realised in 2008.

- Revenues for 2007 amounted to €3,463 million, representing an 8.5% increase over 2006, which is mainly due to higher levels of activity in the Far East and the North Sea.

- Operating profit for 2007 amounted to €423 million, equal to 12.2% of revenues, compared to €300 million, equal to 9.4% of revenues in 2006. The margin increase is attributable to improved contract conditions and strong operational performance.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of Total Exploration & Production Angola, the EPIC-type project Block 17 in Angola, comprising engineering, procurement, transport and installation of a subsea pipeline due to transport gas from the Block 17 field to the onshore LNG terminal under construction in Soyo;
  - on behalf of Coogee Resources, the Montara project in Australia, comprising project management, engineering and installation of a pipeline.

Onshore:

(million €)

Q4 2006	Q3 2007	Q4 2007	Q4 2007 vs Q4 2006		2006	2007	2007 vs 2006
1,105	1,345	1,328	20.2	Revenues	3,508	5,337	52.1
(1,038)	(1,273)	(1,251)	20.5	Expenses	(3,314)	(5,039)	52.1
(8)	(9)	(13)	62.5	Depreciation and amortisation	(43)	(46)	7.0
59	63	64	8.5	Operating profit	151	252	66.9
6.1	5.4	5.8		EBITDA %	5.5	5.6	
5.3	4.7	4.8		EBIT %	4.3	4.7	
598	1,369	2,094		New orders awarded	4,487	6,236	

(*) figures have been restated to reflect the effects of disposals of Camom and Haldor Topsøe.

The backlog at 31st December 2007 amounted to €7,003 million, of which €4,116 million are to be realised in 2008.

- Revenues for 2007 amounted to €5,337 million, representing a 52.1% increase over 2006. This increase is due to operations in Saudi Arabia, and the consolidation of Snamprogetti for the full year (in 2006 Snamprogetti was consolidated from the second quarter).

- Operating profit for 2007 amounted to €252 million, equal to 4.7% of revenues, compared to €152 million, equal to 4.3% of revenues in 2006. This margin increase is attributable to high operational efficiency and improved contractual rates.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of Qatar Fertliser Company SAQ, the EPC-type contract Qafco 5 in Qatar, comprising engineering, procurement, construction and commissioning of two new plants for the production of ammonia and urea and associated production facilities at the Qafco industrial complex, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
  - on behalf of Sonatrach, the EPC-type contract for the installation of the LPG pipeline "LZ2 Hassi R'mel-Arzew", connecting the gas field of Hassi R'mel, in central Algeria, to the oil export area of Arzew, on the Mediterranean coast in West Algeria. The contract was awarded in consortium with Lead Contracting;
  - on behalf of Saudi Aramco, the EPC-type contract UBTG 4 in Saudi Arabia, comprising the construction of two gas pipelines connecting the plant located at Shedgum a Juaymah to that in Berri a Jubail, in addition to all associated infrastructure;
  - on behalf of National Energy Corporation of Trinidad and Tobago (NEC), the Point Lisas project, comprising the construction of loading and offloading marine infrastructure for a steelworks under construction in the port of Point Lisas, Trinidad & Tobago.

Offshore Drilling:

(million €)

Q4 2006	Q3 2007	Q4 2007	Q4 2007 vs Q4 2006		2006	2007	2007 vs 2006
100	104	113	13.0	Revenues	365	420	15.1
(55)	(55)	(57)	3.6	Expenses	(209)	(220)	5.3
(14)	(14)	(16)	14.3	Depreciation and amortisation	(53)	(60)	13.2
31	35	40	29.0	Operating profit	103	140	35.9
45.0	47.1	49.6		EBITDA %	42.7	47.6	
31.0	33.7	35.4		EBIT %	28.2	33.3	
966	250	1,250		New orders awarded	2,230	1,644	

The backlog at 31st December 2007 amounted to €3,471 million, of which €339 million are to be realised in 2008.

- Revenues for 2007 amounted to €420 million, representing a 15.1% increase over 2006, due mainly to increased activity by the jack-up Perro Negro 4 and the semi-submersible platform Scarabeo 5, as well as to higher contractual rates.

- Operating profit for 2007 amounted to €140 million, compared to €103 million in 2006, with margins increasing from 28.2% to 33.3%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of Eni Exploration & Production, the five-year charter, from 2009, of the semi-submersible platform Scarabeo 9 (currently under construction) in the Gulf of Mexico;
  - on behalf of Total Exploration & Production, the five-year charter, from 2010, of the drillship Saipem 12000 (currently under construction), for the development of the Pazflor field off the coast of Angola;
  - on behalf of Compagnie des Pétroles Total sa, the one-year extension of the charter for the packaged 5820 installation in Libya;
  - on behalf of Saudi Aramco, following the exercise of the first option, the twelve-month charter of the jack-up Perro Negro 2 in Saudi Arabian waters.

- Vessel utilisation in 2007 was as follows:

Vessel	***Days - 2007***		***Days - 2008***
	Under contract	***idle***	***Expected to be idle***
Semi-submersible platform Scarabeo 3	272	93 **a**	–
Semi-submersible platform Scarabeo 4	348	17 **a**	78 **a**
Semi-submersible platform Scarabeo 5	365	–	92 **a**
Semi-submersible platform Scarabeo 6	345	20 **b**	–
Semi-submersible platform Scarabeo 7	365	–	92 **a**
Drillship Saipem 10000	365	–	–
Jack-up Perro Negro 2	302	63 **a**	16 **a**
Jack-up Perro Negro 3	365	–	153 **a**
Jack-up Perro Negro 4	365	–	15 **a**
Jack-up Perro Negro 5	365	–	46 **a**

a = the vessel underwent / is expected to undergo class reinstatement works.
b = the vessel underwent upgrading works for a new contract.

Onshore Drilling:

(million €)

Q4 2006	Q3 2007	Q4 2007	Q4 2007 vs Q4 2006		2006	2007	2007 vs 2006
74	83	82	10.8	Revenues	260	310	19.2
(58)	(61)	(60)	3.4	Expenses	(208)	(232)	11.5
(6)	(7)	(7)	16.7	Depreciation and amortisation	(20)	(26)	30.0
10	15	15	50.0	Operating profit	32	52	62.5
21.6	26.5	26.8		EBITDA %	20.0	25.2	
13.5	18.1	18.3		EBIT %	12.3	16.8	
37	171	315		New orders awarded	338	635	

The backlog at 31st December 2007 amounted to €701 million, of which €291 million are to be realised in 2008.

- Revenues for 2007 amounted to €310 million, representing a 19.2% increase over 2006, attributable mainly to increased activity in North Africa and South America.

- Operating profit for 2007 amounted to €52 million, compared to €32 million for 2006, with the margin increasing from 12.3% to 16.8%. This growth, both in absolute and profitability terms, is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs in 2007 stood at 99.6% (94.3% in 2006). Rigs were located as follows: 13 in Peru, 12 in Venezuela, 9 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy and 1 in Ecuador. In addition, 5 third-party rigs were deployed in Peru, 3 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan. Towards the end of 2007, a further 10 rigs were purchased, which are to be deployed in Latin America; and construction of another rig was completed, which is due to operate in Saudi Arabia.

- The most significant contracts awarded in the fourth quarter include:
  - on behalf of PDVSA, the five-year lease of three new rigs in Venezuela;
  - on behalf of Petrobras, the four-year lease of three new rigs (one conventional rig and two new-generation hydraulic rigs) in the north-east of Brazil;
  - on behalf of the Repsol-PDVSA joint venture, the five-year lease of a new rig in Venezuela;
  - on behalf of Talisman, the two-year lease of a new rig in Peru;
  - on behalf of Pluspetrol, the two-year lease of a rig in Peru;
  - on behalf of PDVSA, the one-year lease of a rig in Venezuela.

Attachments:

- Reclassified consolidated balance sheet, reclassified consolidated income statements by nature and destination of costs and reclassified statement of cash flow;
- following the disposals of *Camom and Haldor Topsøe and the reclassification to "Net assets available for disposal" of GTT and Fertinitro*: data used for restatement purposes and 2007 results.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million €)

	31 December 2006		31 December 2007	
Net tangible fixed assets		2,345		3,562
Net intangible fixed assets		849		751
		3,194		4,313
- Offshore	1,720		2,115	
- Onshore	603		484	
- Offshore Drilling	776		1,395	
- Onshore Drilling	95		319	
Financial investments		153		47
Non-current assets		**3,347**		**4,360**
Inventories		1,053		938
Trade and other receivables		3,261		3,574
Trade and other payables		(4,434)		(4,674)
Provisions for contingencies		(176)		(122)
Other income (expenses)		120		(123)
Net current assets		**(176)**		**(407)**
Net assets available for disposal and associated net financial debt		**–**		**203**
Employee termination indemnities		**(169)**		**(167)**
CAPITAL EMPLOYED		**3,002**		**3,989**
Net equity		**1,581**		**2,292**
Minority interest in net equity		**4**		**3**
Net debt		**1,417**		**1,694**
COVER		**3,002**		**3,989**
Leverage (net debt/shareholders' equity)		**0.90**		**0.74**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million €)

Q4 2006	Q3 2007	Q4 2007		year 2006	year 2007
2,259	2,440	2,355	Operating revenues	7,517	9,530
2	3	5	Other revenues and income	9	13
(1,712)	(1,842)	(1,663)	Purchases, services and other costs	(5,533)	(7,025)
(290)	(304)	(394)	Payroll and related costs	(1,164)	(1,370)
259	**297**	**303**	**GROSS OPERATING PROFIT**	**829**	**1,148**
(66)	(66)	(76)	Amortisation, depreciation and write-downs	(230)	(281)
193	**231**	**227**	**OPERATING PROFIT**	**599**	**867**
(35)	(25)	(23)	Financial expenses	(100)	(105)
11	301	32	Income from investments	45	361
169	**507**	**236**	**INCOME BEFORE INCOME TAXES**	**544**	**1,123**
(50)	(69)	(65)	Income taxes	(157)	(245)
119	**438**	**171**	**INCOME BEFORE MINORITY INTEREST**	**387**	**878**
(1)	–	(2)	Minority interest	(3)	(3)
118	**438**	**169**	**NET PROFIT**	**384**	**875**
184	**504**	**245**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**614**	**1,156**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million €)

Q4 2006	Q3 2007	Q4 2007		year 2006	year 2007
2,259	2,440	2,355	Operating revenues	7,517	9,530
(1,964)	(2,126)	(2,031)	Production costs	(6,549)	(8,292)
(16)	(11)	(15)	Idle costs	(61)	(48)
(30)	(21)	(29)	Selling expenses	(109)	(109)
(9)	(4)	(4)	Research and development costs	(23)	(21)
–	(3)	(4)	Other operating expenses, net	(1)	(9)
240	**275**	**272**	**CONTRIBUTION FROM OPERATIONS**	**774**	**1,051**
(47)	(44)	(45)	General and administrative expenses	(175)	(184)
193	**231**	**227**	**OPERATING PROFIT**	**599**	**867**
(35)	(25)	(23)	Financial expenses	(100)	(105)
11	301	32	Income from investments	45	361
169	**507**	**236**	**INCOME BEFORE INCOME TAXES**	**544**	**1,123**
(50)	(69)	(65)	Income taxes	(157)	(245)
119	**438**	**171**	**INCOME BEFORE MINORITY INTEREST**	**387**	**878**
(1)	–	(2)	Minority interest	(3)	(3)
118	**438**	**169**	**NET PROFIT**	**384**	**875**
184	**504**	**245**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**614**	**1,156**

RECLASSIFIED STATEMENT OF CASH FLOW

(million €)

Q4 2006	Q3 2007	Q4 2007		year 2006	year 2007
118	438	169	Group net income	384	875
1	–	2	Third party income	3	3
			Adjustments to reconcile cash generated from operating profit before changes in working capital:		
88	(190)	64	Depreciation, amortisation and other non monetary items	252	(21)
85	49	111	Dividends, interests and income taxes	187	291
292	**297**	**346**	**Cash generated from operating profit before variation in working capital**	**826**	**1,148**
302	(347)	389	Variation in working capital relating to operations	(33)	157
(170)	129	(250)	Dividends, interests and income taxes received (paid)	(190)	(258)
424	**79**	**485**	**Net cash flow from operations**	**603**	**1,047**
(189)	(314)	(817)	Investments in tangible and intangible fixed assets	(605)	(1,652)
(9)	–	–	Investments in acquisitions of consolidated companies	(9)	–
6	389	17	Disposals	13	(**) 410
232	**154**	**(315)**	**Free cash flow**	**2**	**(195)**
–	(16)	–	Buy-back of treasury shares	(36)	(22)
–	–	–	Cash flow from share capital and reserves	(82)	(126)
(12)	12	55	Exchange rate differentials and other variation concerning net financial debt	(*) (289)	66
220	**150**	**(260)**	**Variation in net debt**	**(405)**	**(277)**
1,637	**1,584**	**1,434**	**Net debt at beginning of period**	**1,012**	**1,417**
1,417	**1,434**	**1,694**	**Net debt at end of period**	**1,417**	**1,694**

(*) Includes the effects of the acquisition of Snamprogetti (€298 million).
(**) Includes the effects of the disposal of Haldor Topsøe, Camom and Tecnomare (€401 million).

DATA PERTAINING TO CAMOM, HALDOR TOPSØE AND GTT ELIMINATED FROM COMPARATIVE DATA IN ORDER TO PROVIDE A RESTATEMENT

(million €)

Q3 2006	Q4 2006		2006 (*)
91	101	Revenues	192
6	7	Operating profit	13
6	9	Net profit	15
8	13	Cash flow	21
5	7	Investments	12
103	151	New orders awarded	254

(*) only the second half of 2006 was eliminated.

DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO FOR THE YEAR 2007

(million €)

	2007
Revenues	212
Operating profit	15
Net profit	45
Cash flow	50
Investments	8
New orders awarded	166

Saipem

Eni

Saipem awarded new Offshore contract worth 390 million euro

San Donato Milanese (Milan), 7 March 2008 – Saipem has been awarded the contract for the FSRU (Floating, Storage and Regasification Unit) LNG terminal of Livorno, located some 20 kilometres off the coast of Tuscany, Italy.

OLT Offshore LNG Toscana awarded Saipem the contract, worth 390 million euro, which encompasses the conversion of the gas carrier ship Golar Frost, provided by the client, into a floating, storage and regasification unit. The contract includes the offshore installation and commissioning activities with work scheduled to be completed within three years.

The FSRU will have a storage capacity of 137,000 cubic meters of LNG and a production capacity of 3.75 billion cubic meters of natural gas per year.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

SAIPEM: 2007 Consolidated and Statutory Financial Statements Preliminary results are confirmed

- **Revenues: Euro 9,530 million**
- **Operating profit: Euro 867 million**
- **Net profit: Euro 875 million**
- **Cash flow: Euro 1,156 million**
- **Dividend per share: Euro 0.44 per ordinary share (0.29 distributed in 2007); Euro 0.47 per savings share (0.32 distributed in 2007)**

San Donato Milanese, 13th March 2008. The Board of Directors of Saipem S.p.A. has approved the Saipem Group Consolidated Financial Statements as at 31st December 2007, which reported a net profit of Euro 875 million (up from Euro 369 million in 2006, an increase of 137%), confirming preliminary results announced on 14th February 2008. The Board also approved the Statutory Financial Statements of Saipem S.p.A., which reported net profit of Euro 287 million (up from Euro 156 million in 2006, an increase of 84%).
The Board of Directors will propose to the General Shareholder's Meeting the distribution of a dividend of Euro 0.44 per ordinary share. Dividends will be paid from 22nd May 2008 (ex-dividend date: 19th May 2008).
The Consolidated and Statutory Financial Statements of Saipem S.p.A. have been made available to the Board of Statutory Auditors and the Independent Auditors.
In conclusion, the Board of Directors has approved Saipem's first Sustainability Report, which was prepared in compliance with the best current international practice. This document underlines Saipem's commitment towards sustainable development.

Approval of the 2008 Stock Option Scheme / Buy-back of treasury shares for allocation to the Scheme
At the proposal of the Compensation Committee, the Board of Directors has approved the 2008 Stock Option Scheme, which will be submitted for approval at the forthcoming General Shareholders' Meeting, pursuant to art. 114 bis of Law Decree 58/98.
Assignees of the Scheme are the Chairman and Managing Director of Saipem S.p.A., the Board Director of Saipem S.p.A. holding the office of Chairman of the subsidiary company Saipem s.a., the General Manager, and senior managers holding strategic positions within the Saipem Group; a total of approximately 100 assignees.
The reasons for the adoption of this Scheme are:
- To align the assignees' objectives with the creation of value for Shareholders
- To improve Saipem's ability to retain and motivate managers in senior positions having an impact on Group results

At the proposal of the Compensation Committee, the number of shares to be allocated will be determined by the Board of Directors, based on the managerial category of assignees, the latter having been identified by the Board of Directors upon mandate of the Shareholders' Meeting.
The exercise of stock options will be limited to a percentage as determined by the Board of Directors depending on the TSR (Total Shareholder Return) performance of the Saipem share versus six main international competitors by market capitalization over the three-year vesting period.
The Scheme provides for the allocation of option rights which, at the end of the 3-year vesting period, allow the assignee the right to purchase one share per option, at a price proposed by the Board of Directors for approval at the General Shareholders Meeting. The proposed option share price on which the Scheme is based is either the average of the official share price recorded by the Telematic Stock Exchange of Borsa Italiana S.p.A, over the month preceding the date of Stock Option allocation, or the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation, whichever is the greater.
The Board of Directors will submit for approval to the General Shareholders' Meeting the purchase, on the Telematic Stock Exchange, of up to 1,700,000 treasury shares for a total amount not exceeding Euro 58 million, to implement the 2008 Stock Option Scheme. The shares, with a nominal value of Euro 1 each, will be bought back at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase.

General Shareholders' Meeting
The Board of Directors has called the General Shareholders' Meeting, to be held on 21st or 28th April 2008, first and second summons respectively, to also resolve on the appointment of the Board of Directors and the Board of Statutory Auditors.

Saipem's Chief Financial Officer, Mr Alessandro Bernini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to art. 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet, Reclassified Income Statement and Statement of Cash Flow;
- Saipem Group Reclassified Consolidated Balance Sheet, Reclassified Consolidated Income Statement and Statement of Cash Flow.

Restatements of the reclassified balance sheet and income statement to statutory schemes are provided in the Directors' Report of the Consolidated and Statutory Financial Statements of Saipem S.p.A. under the section "Restatement of reclassified balance sheet and income statement to statutory schemes".

SAIPEM SpA

BALANCE SHEET (million €)

	31st December 2006	**31st December 2007**
Net tangible fixed assets	144	239
Net intangible fixed assets	10	9
Financial investments	1,663	1,911
Non-current assets	**1,817**	**2,159**
Net current assets	**391**	**597**
Employee termination indemnities	**(41)**	**(40)**
CAPITAL EMPLOYED	**2,167**	**2,716**
Shareholders' equity	**762**	**923**
Net debt	**1,405**	**1,793**
COVER	**2,167**	**2,716**

INCOME STATEMENT (million €)

	2006	**2007**
Operating revenues	1,042	1,074
Other revenues and income	32	24
Operating costs	(1,000)	(992)
Gross operating profit	**74**	**106**
Amortisation, depreciation and write-downs	(38)	(50)
Operating profit	**36**	**56**
Financial expenses, net	(42)	(70)
Net income from investments	170	326
Income before income taxes	**164**	**312**
Income taxes	(8)	(25)
Net profit	**156**	**287**

STATEMENT OF CASH FLOW

(million €)

	2006	2007
Net income	156	287
Depreciation, amortisation and other non-monetary items	37	54
Dividends, interests and income taxes	(104)	(225)
Cash generated from operating income before variation in working capital	**89**	**116**
Variation in working capital relating to operations	(69)	(55)
Dividends, interests and income taxes received (paid)	45	75
Net cash flow from operations	**65**	**136**
Investments in tangible and intangible fixed assets	(60)	(145)
Financial investments	(239)	(248)
Disposals	62	9
Free cash flow	**(172)**	**(248)**
Buy-back of treasury shares	(29)	(13)
Cash flow from share capital and reserves	(82)	(126)
Exchange rate differentials and other variation concerning net financial debt	(2)	(1)
Variation in net debt	**(285)**	**(388)**
Net debt at beginning of period	**1,120**	**1,405**
Net debt at end of period	**1,405**	**1,793**

RECLASSIFIED BALANCE SHEET

(million €)

		31st December 2006		31st December 2007
Net tangible fixed assets		2,345		3,562
Net intangible fixed assets		849		750
		3,194		4,312
- Offshore	1,720		2,114	
- Onshore	603		484	
- Offshore Drilling	776		1,395	
- Onshore Drilling	95		319	
Financial investments		153		47
Non-current assets		**3,347**		**4,359**
Net current assets		**(176)**		**(402)**
Net assets available for disposal and associated net financial debt		**–**		**203**
Employee termination indemnities		**(169)**		**(167)**
CAPITAL EMPLOYED		**3,002**		**3,993**
Net equity		**1,581**		**2,295**
Minority interest in net equity		**4**		**4**
Net debt		**1,417**		**1,694**
COVER		**3,002**		**3,993**
Leverage (net debt/shareholders' equity)		**0.90**		**0.74**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

INCOME STATEMENT

(million €)

	2006	2007
Operating revenues	7,517	9,530
Other revenues and income	9	13
Operating costs	(6,697)	(8,395)
Gross operating profit	**829**	**1,148**
Amortisation, depreciation and write-downs	(230)	(281)
Operating profit	**599**	**867**
Financial expenses, net	(100)	(105)
Net income from investments	45	361
Income before income taxes	**544**	**1,123**
Income taxes	(157)	(245)
Income before minority interest	**387**	**878**
Minority interest	(3)	(3)
Net profit	**384**	**875**

RECLASSIFIED STATEMENT OF CASH FLOW

(million €)

	2006	2007
Group net income	384	875
Third party income	3	3
Depreciation, amortisation and other non-monetary items	252	(46)
Dividends, interests and income taxes	187	230
Cash generated from operating income before variation in working capital	**826**	**1,062**
Variation in working capital relating to operations	(33)	292
Dividends, interests and income taxes received (paid)	(190)	(289)
Net cash flow from operations	**603**	**1,065**
Investments in tangible and intangible fixed assets	(605)	(1,644)
Financial investments	(9)	(8)
Disposals	6	409
Free cash flow	**(5)**	**(178)**
Buy-back of treasury shares	(29)	(13)
Cash flow from share capital and reserves	(82)	(126)
Exchange rate differentials and other variation concerning net financial debt	(289)	40
Variation in net debt	**(405)**	**(277)**
Net debt at beginning of period	**1,012**	**1,417**
Net debt at end of period	**1,417**	**1,694**

Saipem

Eni

Saipem awarded new Offshore contract in Nigeria worth in excess of USD 1.3 billion

San Donato Milanese (Milan), 28 March 2008 – Saipem has been awarded the contract for the Umbilicals, Flowlines, Risers and Oil Loading Terminal (UFR & OLT) activities for the subsea development of Usan deepwater field, located off the coast of Nigeria, about 160 kilometres South of Port Harcourt. The contract is worth in excess of USD 1.3 billion.

The contract has been awarded by Elf Petroleum Nigeria Limited (Total), as the Operator of Oil Mining License (OML) 138[1] where the Usan field is located. It encompasses the engineering, procurement, construction, installation, pre-commissioning, assistance to commissioning and start-up of the subsea umbilicals (72 km), flowlines (61 km) and risers connecting the 42 subsea wells to the FPSO, along with the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system.

Fabrication will be carried out locally in Nigeria, mainly in Saipem's Rumuolumeni yard. The offshore installation will be carried out by the highly specialised vessels Saipem FDS and Saipem 3000, in water depths ranging from 730 to 850 metres, between the fourth quarter of 2010 and the fourth quarter of 2011.

(1) Co-venturers in the Oil Mining License 138 are: Elf Petroleum Nigeria Limited (EPNL) (Total) (20%), Chevron Petroleum Nigeria Limited (CPNL - 30%), Esso Exploration and Production Nigeria (Offshore East) Limited (EEPNL – 30%) and Nexen Production Nigeria Limited (NPNL – 20%).

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

END